UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

KEURIG GREEN MOUNTAIN, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

49271M100
(CUSIP Number)

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313
(404) 676-2121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Martha E. McGarry, Esq.
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

March 3, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS The Coca-Cola Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

2

CUSIP No. 49271M100
1.	NAME OF REPORTING PERSONS Atlantic Industries
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

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PREAMBLE

This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D filed by Atlantic Industries, a corporation organized and existing under the laws of the Cayman Islands ("Atlantic") and indirect wholly owned subsidiary of The Coca-Cola Company ("TCCC", and together with Atlantic the "Reporting Persons"), with the Securities and Exchange Commission on March 10, 2014, as amended on May 12, 2014, February 13, 2015 and December 6, 2015 (the "Statement"), relating to shares of common stock, $0.10 par value per share ("Common Stock"), of Keurig Green Mountain, Inc. (the "Issuer"). This Amendment No. 4 is being filed jointly by the Reporting Persons.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Statement.

Items 2, 4 and 5 of the Statement are hereby amended and supplemented as follows:

Item 2.	Identity and Background

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Schedule A attached hereto, including each director and executive officer's business address, present principal occupation or employment, and citizenship and other information.

Item 4.	Purpose of the Transaction

On March 3, 2016, pursuant to the Agreement and Plan of Merger, dated as of December 6, 2015 (the "Merger Agreement"), among the Issuer, Acorn Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands ("Parent"), Maple Holdings Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser Sub"), and JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, Purchaser Sub was merged with and into the Company (the "Merger"). The Merger Agreement was adopted by the Company's stockholders at a special meeting of stockholders on February 24, 2016, and the Merger was consummated on March 3, 2016.

At the effective time of the Merger, each issued and outstanding share of Common Stock (subject to certain exceptions set forth in the Merger Agreement) immediately prior to the Merger was automatically converted into $92 in cash ("Merger Consideration") without interest. All shares that were converted into the Merger Consideration were automatically cancelled upon the conversion thereof and cease to exist.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Merger, the Reporting Persons no longer beneficially own any Common Stock.

(c) There were no transactions in the Common Stock by the Reporting Persons or the persons named in Schedule A during the past 60 days other than the conversion of the Reporting Persons' Common Stock into the Merger Consideration.

(e) As a result of the Merger, the Reporting Persons have ceased to be beneficial owners of more than 5% of the Common Stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

Dated: March 7, 2016	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	Executive Vice President and Chief Financial Officer

ATLANTIC INDUSTRIES

Dated: March 7, 2016	By:	/s/ Kathy N. Waller
		Name:	Kathy N. Waller
		Title:	President and Chief Financial Officer

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY AND ATLANTIC INDUSTRIES

Set forth below is the name, business address and present occupation or employment of each director and executive officer of The Coca-Cola Company ("TCCC") and Atlantic Industries ("Atlantic"). Except as indicated below, each such person is a citizen of the United States. None of the directors or executive officers named below beneficially owns any Common Stock of Keurig Green Mountain, Inc. (formerly known as Green Mountain Coffee Roasters, Inc.). Directors of TCCC or Atlantic who are also executive officers of TCCC or Atlantic are indicated by an asterisk. Except as indicated below, the business address of each executive officer of TCCC or Atlantic is One Coca-Cola Plaza, Atlanta, Georgia 30313.

DIRECTORS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent*	Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company
Herbert A. Allen	President, Chief Executive Officer and a Director of Allen & Company Incorporated, a privately held investment firm	Allen & Company Incorporated 711 Fifth Avenue New York, NY 10022
Ronald W. Allen	Former Chairman of the Board of Directors, President and Chief Executive Officer of Aaron's, Inc.	The Coca-Cola Company c/o The Corporate Secretary’s Office One Coca-Cola Plaza Atlanta, GA 30313
Marc Bolland	Chief Executive Officer and a Director of Marks & Spencer Group p.l.c., an international multi-channel retailer. Mr. Bolland is a citizen of The Netherlands.
Ana Botín
Executive Chairman and a Director of Banco Santander, S.A, a global multinational bank, and a Director of Santander UK plc, a leading financial services provider in the United Kingdom and subsidiary of Banco Santander S.A.

Ms. Botín is a citizen of Spain.
Santander UK plc 2 Triton Square Regent’s Place London NW1 3AN United Kingdom

Howard G. Buffett
President of Buffett Farms and President of the Howard G. Buffett Foundation, a private foundation supporting humanitarian initiatives focused on food and water security, conservation and conflict management
Howard G. Buffett Foundation 145 North Merchant Street Decatur, IL 62523
Richard M. Daley	Executive Chairman of Tur Partners LLC, an investment and advisory firm focused on sustainable solutions within the urban environment	Tur Partners LLC 900 N. Michigan Avenue Suite 1720 Chicago, IL 60611
Barry Diller	Chairman of the Board of Directors and Senior Executive of IAC/InterActiveCorp, a leading media and internet company	IAC/InterActiveCorp 555 West 18th Street New York, New York 10011
Helene D. Gayle	Chief Executive Officer of McKinsey Social Initiative, a nonprofit organization that implements programs that bring together stakeholders to address complex global and social challenges	McKinsey Social Initiative 1200 19th Street NW Washington, DC 20036
Evan G. Greenberg	Chairman and Chief Executive Officer of ACE Limited, the parent company of the ACE Group of Companies, a global insurance and reinsurance company	ACE Group 1133 Avenue of the Americas 45th Floor New York, NY 10036
Alexis M. Herman	Chair and Chief Executive Officer of New Ventures, LLC, a corporate consulting company	New Ventures, Inc. 633 Pennsylvania Avenue NW 3rd Floor Washington, D.C. 20004
Robert A. Kotick	President, Chief Executive Officer and a Director of Activision Blizzard, Inc. an interactive entertainment software company	Activision Blizzard, Inc. 3100 Ocean Park Boulevard Santa Monica, CA 90405
Maria Elena Lagomasino	Chief Executive Officer and Managing Partner of WE Family Offices, a multi-family office serving global ultra high net worth families	WE Family Offices 701 Brickell Avenue Suite 200 Miami, FL 33131
Sam Nunn	Co-Chairman and Chief Executive Officer of the Nuclear Threat Initiative, a nonprofit organization working to reduce the global threats from nuclear, biological and chemical warfare	The Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318

David B. Weinberg	Chairman of the Board and Chief Executive Officer of Judd Enterprises, Inc., a private investment-management office with diverse interests in a variety of asset classes	Judd Enterprises, Inc. 401 N. Michigan Ave #3050 Chicago, IL 60611

EXECUTIVE OFFICERS OF THE COCA-COLA COMPANY

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Muhtar Kent	Chairman of the Board of Directors and Chief Executive Officer of The Coca-Cola Company
Alexander B. Cummings, Jr.	Executive Vice President and Chief Administrative Officer of The Coca-Cola Company
J. Alexander M. Douglas, Jr.	Executive Vice President and Global Chief Customer Officer of The Coca-Cola Company and President of Coca-Cola North America
Ceree Eberly	Senior Vice President and Chief People Officer of The Coca-Cola Company
Irial Finan	Executive Vice President of The Coca-Cola Company and President, Bottling Investments and Supply Chain Mr. Finan is a citizen of Ireland.
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company Mr. Goepelt is a citizen of Germany.
Julie Hamilton	Vice President and Chief Customer and Commercial Leadership Officer of The Coca-Cola Company
Brent Hastie	Vice President of The Coca-Cola Company
Ed Hays, PhD	Senior Vice President and Chief Technical Officer of The Coca-Cola Company
Nathan Kalumbu	President of the Eurasia and Africa Group of The Coca-Cola Company Mr. Kalumbu is a citizen of Zimbabwe.
James Quincey	President and Chief Operating Officer of The Coca-Cola Company Mr. Quincey is a citizen of the United Kingdom.
Atul Singh	President of the Asia Pacific Group of The Coca-Cola Company
Brian Smith	President of the Latin America Group of The Coca-Cola Company
Ed Steinike	Senior Vice President and Chief Information Officer of The Coca-Cola Company
Marcos de Quinto	Chief Marketing Officer of The Coca-Cola Company
Clyde C. Tuggle	Senior Vice President and Chief Public Affairs and Communications Officer of The Coca-Cola Company
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company

DIRECTORS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Robert J. Jordan, Jr.	Vice President and General Tax Counsel of The Coca-Cola Company and Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan	Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Larry M. Mark	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries

EXECUTIVE OFFICERS OF ATLANTIC INDUSTRIES

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS
Kathy N. Waller	Executive Vice President and Chief Financial Officer of The Coca-Cola Company and President and Chief Financial Officer of Atlantic Industries
Bernhard Goepelt	Senior Vice President, General Counsel and Chief Legal Counsel of The Coca-Cola Company and Vice President and General Counsel of Atlantic Industries
Robert J. Jordan, Jr.	Vice President and General Tax Counsel of The Coca-Cola Company and Vice President and General Tax Counsel of Atlantic Industries
Christopher P. Nolan	Vice President and Treasurer of The Coca-Cola Company and Vice President and Treasurer of Atlantic Industries
Larry M. Mark	Vice President and Controller of The Coca-Cola Company and Vice President and Controller of Atlantic Industries
Stephen A. Kremer	Vice President of The Coca-Cola Company and Vice President of Atlantic Industries